

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2024

Jianping Kong
Chief Executive Officer
Nano Labs Ltd
China Yuangu Hanggang Technology Building
509 Qianjiang Road, Shangcheng District
Hangzhou, Zhejiang , 310000
People's Republic of China

>   **Re: Nano Labs Ltd**
>   **Annual Report on Form 20-F for the fiscal year ended December 31, 2023**
>   **Filed April 8, 2024**
>   **File No. 001-41426**

Dear Jianping Kong:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing